Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

On September 12, 2011, John Abbott, Chief Executive Officer of Quepasa Corporation (the “Company”), disclosed the following at the Rodman & Renshaw Annual Global Investment Conference:

The Company has a verbal commitment from an institutional investor to invest $5 million in a private placement and is in the process of completing the documentation.

Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval. This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides.  In connection with the proposed transaction, Quepasa has filed with the SEC a registration statement on Form S-4 that includes a proxy statement and prospectus of Quepasa. Before making any voting or investment decision, investors and shareholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC because they contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials filed with the SEC. You can obtain free copies of these documents from Quepasa using the contact information above.